SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November, 2009	Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                                              Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                                                                      No ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.

Date: November 11, 2009	By:	/s/ Hartland Paterson
	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

                                                                                            Press Release

CAE reports second quarter results for fiscal year 2010

  Net earnings of C$39.1 million or C$0.15 per share

  Net cash provided by continuing operating activities of C$116.4 million

  Net debt at C$257.8 million

  Restructuring program on track

Montreal, November 11, 2009 – (NYSE: CAE; TSX: CAE) – CAE today reported financial results for the second quarter ended September 30, 2009. Net earnings were $39.1 million ($0.15 per share), compared to $49.0 million ($0.19 per share) in the second quarter of last year. Excluding a restructuring charge of $1.1 million recorded during the quarter, net earnings were $39.9 million ($0.16 per share). All financial information is in Canadian dollars.

Summary of consolidated results
(amounts in millions, except
operating margins and per
share amounts)		Q2-2010	Q1-2010	Q4-2009	Q3-2009	Q2-2009
Revenue		$364.5	383.0	438.8	424.6	406.7
Total segment operating
income		$62.3	72.3	79.6	77.6	76.0
Restructuring charge		$(1.1)	(27.2)	–	–	–
Earnings before interest
and income taxes (EBIT)		$61.2	45.1	79.6	77.6	76.0
As a % of revenue	%	16.8	11.8	18.1	18.3	18.7
Earnings from continuing
operations		$39.1	27.2	52.7	52.1	49.2
Results from
discontinued operations		$ –	–	–	–	(0.2)
Net earnings		$39.1	27.2	52.7	52.1	49.0
Diluted EPS from
continuing operations		$0.15	0.11	0.21	0.20	0.19
Backlog		$3,034.8	3,278.2	3,181.8	2,942.8	2,741.8

Comparative periods of fiscal 2009 have been restated to reflect a change in the accounting treatment for pre-operating costs.

Consolidated revenue this quarter was $364.5 million compared to $406.7 million last year.

Second-quarter consolidated earnings before interest and taxes(1) (EBIT) were $61.2 million, or 16.8% of revenue. EBIT before the restructuring charge was $62.3 million, or 17.1% of revenue.

“The civil aerospace sector remains a challenge, but our healthy financial position and our diversification among products and services, military and civil markets and our presence on all continents around the world is helping to mitigate its effects,” said Marc Parent, CAE’s President and Chief Executive Officer. “We are continuing to adjust our business in terms of structure and people to reduce costs and to be able to generate cash and profits through the aerospace downturn. We expect continued strong growth in military and the eventual recovery in our civil segments will build on this solid base.”

Business highlights

In our military segments we won orders of $178.4 million during the quarter including major upgrade work for two German CH-53 full-mission simulators and a range of A330 Multi-Role Tanker Transport trainers for the United Arab Emirates and the Royal Saudi Air Force.

In our civil segments we secured training and services contracts with an expected value of $82.9 million and we were awarded $26.8 million in contracts including two full-flight simulators (FFSs) from Kenya Airways and Korean Air. Following the end of the quarter, we signed an additional two full flight simulator orders. Year-to-date we have announced 10 FFS orders and we continue to expect a total of 20 this fiscal year.

Civil segments

Training & Services/Civil (TS/C)

Financial results
(amounts in millions, except
operating margins and RSEUs)		Q2-2010	Q1-2010	Q4-2009	Q3-2009	Q2-2009
Revenue		$102.8	114.7	121.4	120.9	108.0
Segment operating income		$15.9	20.8	25.1	20.4	19.5
Operating margins	%	15.5	18.1	20.7	16.9	18.1
Backlog		$792.3	906.9	1,006.4	1,036.0	907.6
RSEUs		128	130	123	118	118

Comparative periods of fiscal 2009 have been restated to reflect a change in the accounting treatment for pre-operating costs.

Second quarter revenue in the TS/C segment decreased 5% compared to last year due to softer market conditions in North America and Europe. Since last year we deployed 10 additional Revenue Simulator Equivalent Units (RSEUs) to our network and we grew our revenue base in the emerging markets. These factors helped to offset some pressures we experienced in the legacy markets.

Compared to last quarter, revenue decreased 10% mainly due to seasonality and market weakness.

Segment operating income was $15.9 million (15.5% of revenue) in the second quarter, compared to $20.8 million (18.1% of revenue) last quarter and $19.5 million (18.1% of revenue) in the second quarter last year.

Last quarter we realized a gain on the disposal of two simulators, compared to one this quarter. Softness in Europe was partially offset by our cost containment measures, which have begun to take hold.

Markets in North America and Europe slowed and we were impacted this quarter by unfavourable foreign exchange translation on our working capital accounts. These negatives were partially offset by the addition of more RSEUs and higher activity in the emerging markets.

Foreign exchange movements were favourable in the comparison of year over year results but unfavourable between the first and second quarters of this fiscal year.

New orders for the quarter totalled $82.9 million, and segment backlog was $792.3 million. The book-to-sales ratio was 0.81x in the quarter and 0.95x for the last 12 months.

Simulation Products/Civil (SP/C)

Financial results
(amounts in millions, except
operating margins)		Q2-2010	Q1-2010	Q4-2009	Q3-2009	Q2-2009
Revenue		$63.9	83.1	107.3	119.3	114.3
Segment operating income		$12.4	16.7	18.5	22.8	23.4
Operating margins	%	19.4	20.1	17.2	19.1	20.5
Backlog		$254.5	293.6	288.2	359.5	343.4

Revenue in the SP/C segment was $63.9 million during the second quarter, down 44% from last year mainly because of an extended facility shutdown of three weeks in July and furlough days, which occurred during the quarter. As well, volume was affected by lower orders this year and the recognition of revenue last year on some simulators that were partially built when sales contracts were signed.

Segment operating income was $12.4 million (19.4% of revenue) in the second quarter, down 47% from last year because of lower volume and the emergence of pricing pressure. The impact of the challenging market conditions was partially offset by favourable foreign exchange hedging. Contracts subsequently added to backlog have been affected by more pronounced pricing pressure and the continued strength of the Canadian dollar relative to our other main operating currencies. We continue to take action to deal with the difficult market situation in this segment as we believe these conditions will prevail for a while.

During the quarter, we received orders for two civil FFSs. SP/C orders for the quarter totalled $26.8 million, and segment backlog was $254.5 million. This quarter’s book-to-sales ratio was 0.42x. The ratio for the last 12 months was 0.77x.

Military segments

Revenue in the second quarter for our combined Military business was $197.8 million and operating income was $34.0 million, resulting in an operating margin of 17.2%.

Combined new orders this quarter totalled $178.4 million for a book-to-sales ratio of 0.90x. The ratio was 1.41x for the last 12 months.

Simulation Products/Military (SP/M)

Financial results
(amounts in millions, except
operating margins)		Q2-2010	Q1-2010	Q4-2009	Q3-2009	Q2-2009
Revenue		$137.4	118.5	143.6	125.5	126.0
Segment operating income		$24.3	22.2	26.8	25.7	21.6
Operating margins	%	17.7	18.7	18.7	20.5	17.1
Backlog		$889.8	1,072.5	893.0	714.0	705.6

Revenue in the SP/M segment was $137.4 million in the second quarter, up 9% year over year mainly because of higher activity on various NH90 helicopter programs and the integration into our results of DSA, which we acquired in May 2009.

Segment operating income this quarter was $24.3 million (17.7% of revenue), up 13% year over year mainly because of the higher program activity and more investment tax credits.

New orders for the quarter totalled $113.5 million and segment backlog reached $889.8 million at the end of the quarter. This quarter’s book-to-sales ratio was 0.83x. The ratio for the last 12 months was 1.24x.

Training & Services /Military (TS/M)

Financial results
(amounts in millions, except
operating margins)		Q2-2010	Q1-2010	Q4-2009	Q3-2009	Q2-2009
Revenue		$60.4	66.7	66.5	58.9	58.4
Segment operating income		$9.7	12.6	9.2	8.7	11.5
Operating margins	%	16.1	18.9	13.8	14.8	19.7
Backlog		$1,098.2	1,005.2	994.2	833.3	785.2

Comparative periods of fiscal 2009 have been restated to reflect a change in the accounting treatment for pre-operating costs.

Revenue in the TS/M segment was $60.4 million in the second quarter, up 3% year over year mainly because of more work on maintenance service contracts in Canada and Germany and increased NH90 helicopter training activity in Germany.

Segment operating income was $9.7 million this quarter, down 16% from the same period last year. The decrease is the result of a larger dividend from a U.K.-based investment last year compared to this year and higher bid and proposal costs this year related to the current high level of marketing activity.

New orders this quarter totalled $64.9 million and segment backlog reached $1.098 billion at the end of the quarter. The book-to-sales ratio was 1.07x for the quarter and 1.77x for the last 12 months.

Cash flow and financial position

CAE’s free cash flow(2) was $93.5 million at the end of the second quarter, up $123.2 million from last quarter and up $51.0 million year over year. Since last quarter we decreased our investment in non-cash working capital and cash provided by continuing operating activities increased by $24.6 million.

Growth capital expenditures were $13.5 million this quarter and maintenance capital expenditures were $12.8 million.

Net debt(3) was $257.8 million at September 30, 2009, down $82.9 million from last quarter mainly from increased cash before proceeds and repayment of long-term debt and by the strengthening of the Canadian dollar against our foreign denominated debt.

CAE will pay a dividend of $0.03 per share on December 31, 2009 to shareholders of record at the close of business on December 15, 2009.

Additional consolidated financial results Restructuring

A restructuring charge of $1.1 million was incurred during the second quarter as part of a restructuring plan we announced in May 2009. We continue to expect to incur a total charge of $32 million for the restructuring program and we expect to complete this by the end of the fiscal year.

Orders and backlog

Our consolidated backlog was $3.035 billion at the end of the quarter, compared to $3.278 billion last quarter. New orders of $288.1 million were added to backlog, offset by $364.5 million in revenue generated from backlog. As well, our backlog decreased by $167.0 million of which $128.4 million is mainly the result of foreign exchange adjustments and $38.6 million is due to the reassessment of TS/C backlog.

Income taxes

Income taxes were $14.7 million this quarter, representing an effective tax rate of 27%. The tax rate was lower this quarter and year to date because of changes in the mix of income in various jurisdictions for tax purposes. We now expect the average effective tax rate for the year to be approximately 29%.

You will find a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) as well as in our consolidated financial statements which are posted on our website at www.cae.com/Q2FY10.

CAE’s audited annual financial statements and management’s discussion and analysis for the year ended March 31, 2009 have been filed with the Canadian securities commissions and are available on our website (www.cae.com) and on SEDAR (www.sedar.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov).

Conference call Q2 FY2010

CAE will host a conference call focusing on fiscal year 2010 second quarter financial results today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. North American participants can listen to the conference by dialling +1-866-540-8136 or +1-514-868-1042. Overseas participants can dial +800-9559-6849 or +1-514-868-1042. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a world leader in providing simulation and modelling technologies and integrated training solutions for the civil aviation industry and defence forces around the globe. With annual revenues exceeding C$1.6 billion, CAE employs more than 6,500 people at more than 90 sites and training locations in 20 countries. We have the largest installed base of civil and military full-flight simulators and training devices. Through our global network of 29 civil aviation and military training centres, we train more than 75,000 crewmembers yearly. We also offer modelling and simulation software to various market segments, and through CAE’s professional services division, we assist customers with a wide range of simulation-based needs.

Certain statements made in this news release, including, but not limited to, statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or events that are announced or completed after the date of this news release, including mergers, acquisitions, or other business combinations and divestitures.

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2009. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com), on SEDAR (www.sedar.com) and a free copy is available upon request to CAE. They have also been filed with the U.S. Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). You will also find on our web site the English MD&A for the fiscal 2010 second quarter. The forward-looking statements contained in this news release represent our expectations as of November 11, 2009 and, accordingly, are subject to change after this date.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

(1) Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(2) Free cash flow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets and dividends paid and adding proceeds from sale of property, plant and equipment.

(3) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

Media contact:

Nathalie Bourque, Vice President, Public Affairs and Global Communications, (514) 734-5788, nathalie.bourque@cae.com

Investor relations:

Andrew Arnovitz, Vice President, Investor Relations and Strategy, (514) 734-5760, andrew.arnovitz@cae.com

Consolidated Balance Sheets

(Unaudited)	As at September 30	As at March 31
(amounts in millions of Canadian dollars)	2009	2009
		Restated
Assets
Current assets
Cash and cash equivalents	$257.1	$195.2
Accounts receivable	284.9	322.4
Contracts in progress	231.6	215.3
Inventories	128.6	118.9
Prepaid expenses	29.8	31.3
Income taxes recoverable	10.6	11.5
Future income taxes	2.7	5.3
	$945.3	$899.9
Property, plant and equipment, net	1,202.5	1,302.4
Future income taxes	77.2	86.1
Intangible assets	109.9	99.5
Goodwill	150.4	159.1
Other assets	130.6	118.8
	$2,615.9	$2,665.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$450.2	$540.4
Deposits on contracts	224.3	203.8
Current portion of long-term debt	60.0	125.6
Future income taxes	29.0	20.9
	$763.5	$890.7
Long-term debt	454.9	354.7
Deferred gains and other long-term liabilities	200.9	184.9
Future income taxes	32.7	37.7
	$1,452.0	$1,468.0

Shareholders’ equity
Capital stock	$435.5	$430.2
Contributed surplus	10.4	10.1
Retained earnings	856.0	805.0
Accumulated other comprehensive loss	(138.0)	(47.5)
	$1,163.9	$1,197.8
	$2,615.9	$2,665.8

Consolidated Statements of Earnings

	Three months ended		Six months ended
(Unaudited)		September 30	September 30
(amounts in millions of Canadian dollars, except per share amounts)	2009	2008	2009	2008
		Restated		Restated

Revenue	$364.5	$406.7	$747.5	$798.8
Earnings before restructuring, interest and income taxes	$62.3	$76.0	$134.6	$148.6
Restructuring charge	1.1	–	28.3	–
Earnings before interest and income taxes	$61.2	$76.0	$106.3	$148.6
Interest expense, net	7.4	5.2	14.0	9.5
Earnings before income taxes	$53.8	$70.8	$92.3	$139.1
Income tax expense	14.7	21.6	26.0	41.7
Earnings from continuing operations	$39.1	$49.2	$66.3	$97.4
Results of discontinued operations	–	(0.2)	–	(1.1)
Net earnings	$39.1	$49.0	$66.3	$96.3
Basic and diluted earnings per share
from continuing operations	$0.15	$0.19	$0.26	$0.38
Basic and diluted earnings per share	$0.15	$0.19	$0.26	$0.38
Weighted average number of shares outstanding (basic)	255.6	254.9	255.5	254.6
Weighted average number of shares outstanding (diluted)(1)	255.6	255.4	255.5	255.2

(1) For the three and six months ended September 30, 2009, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)
six months ended September 30, 2009
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of period	255,146,443	$430.2	$10.1	$813.3	$(48.5)	$1,205.1
Adjustment for change in
accounting policy	–	–	–	(8.3)	1.0	(7.3)
Stock options exercised	632,670	3.4	–	–	–	3.4
Transfer upon exercise of
stock options	–	1.7	(1.7)	–	–	–
Stock dividends	24,261	0.2	–	(0.2)	–	–
Stock-based
compensation	–	–	2.0	–	–	2.0
Net earnings	–	–	–	66.3	–	66.3
Dividends	–	–	–	(15.1)	–	(15.1)
Other comprehensive loss	–	–	–	–	(90.5)	(90.5)
Balances,
end of period	255,803,374	$435.5	$10.4	$856.0	$(138.0)	$1,163.9

The total of Retained earnings and Accumulated other comprehensive loss for the six months ended September 30, 2009 was $718.0 million ($568.2 million as at September 30, 2008).

(Unaudited)
six months ended September 30, 2008
(amounts in millions of Canadian dollars, except number of shares)
					Accumulated
		Common Shares			Other	Total
	Number of	Stated	Contributed	Retained	Comprehensive	Shareholders’
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of period	253,969,836	$418.9	$8.3	$644.5	$(123.2)	$948.5
Adjustment for change in
accounting policy	–	–	–	(10.0)	0.8	(9.2)
Stock options exercised	850,625	8.4	–	–	–	8.4
Transfer upon exercise of
stock options	–	0.6	(0.6)	–	–	–
Stock dividends	65,945	0.7	–	(0.7)	–	–
Stock-based
compensation	–	–	1.5	–	–	1.5
Net earnings	–	–	–	96.3	–	96.3
Dividends	–	–	–	(14.6)	–	(14.6)
Other comprehensive loss	–	–	–	–	(24.9)	(24.9)
Balances,
end of period	254,886,406	$428.6	$9.2	$715.5	$(147.3)	$1,006.0

Consolidated Statements of Comprehensive (Loss) Income

	Three months ended			Six months ended
(Unaudited)	September 30			September 30
(amounts in millions of Canadian dollars)	2009	2008		2009	2008
		Restated			Restated

Net earnings	$39.1	$49.0		$66.3	$96.3
Other comprehensive loss, net of income taxes:
Foreign currency translation adjustment
Net foreign exchange losses on translation of financial
statements of self-sustaining foreign operations	$(83.2)	$(13.7)		$(137.4)	$(26.6)
Net change in gains (losses) on certain long-term debt
denominated in foreign currency and designated as
hedges on net investments of self-sustaining foreign
operations	12.5	(1.4)		10.6	(1.1)
Income tax adjustment	(0.4)	(0.1)		1.3	(0.1)
	$(71.1)	$(15.2)		$(125.5)	$(27.8)
Net changes in cash flow hedge
Net change in gains on derivative items designated as
hedges of cash flows	$24.1	$3.7		$37.3	$11.8
Reclassifications to income or to the related
non-financial assets or liabilities	(0.1)	(4.5)		13.2	(7.6)
Income tax adjustment	(7.5)	0.2		(15.5)	(1.3)
	$16.5	$(0.6)		$35.0	$2.9
Total other comprehensive loss	$(54.6)	$(15.8)		$(90.5)	$(24.9)
Comprehensive (loss) income	$(15.5)	$33.2		$(24.2)	$71.4

Consolidated Statement of Accumulated Other Comprehensive Loss

	Foreign				Accumulated
(Unaudited)	Currency				Other
as at September 30, 2009	Translation	Cash Flow		Comprehensive
(amounts in millions of Canadian dollars)	Adjustment		Hedge		Loss
Balance in accumulated other comprehensive
loss at beginning of the period	$(20.4)	$(28.1)			$(48.5)
Adjustment for change in accounting policy	1.0		–		1.0
Details of other comprehensive loss:
Net change in (losses) gains	(126.8)		37.3		(89.5)
Reclassification to income or to the related
non-financial assets or liabilities	–		13.2		13.2
Income tax adjustment	1.3		(15.5)		(14.2)
Total other comprehensive loss	$(125.5)	$35.0			$(90.5)
Balance in accumulated other comprehensive
loss at end of period	$(144.9)	$6.9			$(138.0)

Consolidated Statements of Cash Flows

	Three months ended		Six months ended
(Unaudited)	September 30		September 30
(amounts in millions of Canadian dollars)	2009	2008	2009	2008
		Restated		Restated
Operating activities
Net earnings	$39.1	$49.0	$66.3	$96.3
Results of discontinued operations	–	0.2	–	1.1
Earnings from continuing operations	$39.1	$49.2	$66.3	$97.4
Adjustments to reconcile earnings to cash flows from
operating activities:
Depreciation	18.2	17.3	37.5	33.0
Financing cost amortization	0.2	0.2	0.4	0.4
Amortization and write down of intangible and
other assets	5.0	3.4	9.0	7.1
Future income taxes	(5.2)	7.6	1.8	13.4
Investment tax credits	4.2	5.9	2.5	9.3
Stock-based compensation plans	7.6	(2.4)	8.4	(6.6)
Employee future benefits – net	0.1	0.2	(0.6)	0.4
Amortization of other long-term liabilities	(1.9)	(2.4)	(3.7)	(5.0)
Other	5.4	(0.1)	(0.8)	–
Changes in non-cash working capital	43.7	(19.9)	(24.3)	(119.0)
Net cash provided by operating activities	$116.4	$59.0	$96.5	$30.4
Investing activities
Business acquisitions, net of cash and cash equivalents
acquired	$(5.2)	$0.1	$(22.9)	$(38.7)
Capital expenditures	(26.3)	(50.6)	(58.3)	(89.0)
Proceeds from disposal of property, plant and equipment	0.9	–	8.5	–
Deferred development costs	(3.0)	(2.2)	(6.1)	(4.1)
Other	(3.5)	(1.2)	(5.0)	(2.6)
Net cash used in investing activities	$(37.1)	$(53.9)	$(83.8)	$(134.4)
Financing activities
Proceeds from long-term debt, net of transaction costs
and hedge accounting adjustment	$9.5	$13.9	$154.7	$22.5
Repayment of long-term debt	(8.6)	(8.6)	(93.5)	(14.1)
Proceeds from capital lease	–	–	16.9	–
Dividends paid	(7.5)	(7.5)	(15.1)	(14.6)
Common stock issuance	1.3	–	3.4	8.4
Other	–	(0.3)	(1.4)	(1.3)
Net cash (used in) provided by financing activities	$(5.3)	$(2.5)	$65.0	$0.9
Effect of foreign exchange rate changes on cash
and cash equivalents	$(9.9)	$(0.5)	$(15.8)	$(2.8)
Net increase (decrease) in cash and cash equivalents	$64.1	$2.1	$61.9	$(105.9)
Cash and cash equivalents at beginning of period	193.0	147.7	195.2	255.7
Cash and cash equivalents at end of period	$257.1	$149.8	$257.1	$149.8